Exhibit 99.245

NexTech CEO Evan Gappelberg to Present on

Proactive Investors Livestream, December 10, 2020

Vancouver B.C. – December 8, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, AR-enhanced video conferencing and virtual events is pleased to announce that NexTech CEO, Evan Gappelberg, will be presenting at a special Proactive Investors Livestream focusing on NexTech, the Company’s Black Friday sales, expansion into Southeast Asia, latest new clients, and new technology advances.

NexTech’s live presentation will take place at 12:30 PM ET on Thursday, December 10, 2020

Please click the link below to register for the Livestream:

CLICK TO REGISTER FOR LIVESTREAM

Livestream Talking Points:

●	Life after COVID.

●	Update on the recently acquired Map Dynamics; a hybrid event platform with over 750 accounts and over $200mill in live event product sales on their Home Base Platform and what this means.

●	Live events represent upside to revenue and EPS potential in 2021 and beyond.

●	3D/AR advertising network anticipated to be another major engine of growth for 2021 and upside to revenue and EPS potential.

●	Company is well positioned for 2021 with a blue chip customer list including, Amazon, Dell, TELUS, Bell Canada, TEDx, UNESCO, Polycom, Viacom, Johnson and Johnson, Carnegie Mellon University, Ryerson University and many others, plus a growing portfolio of high demand technology products.

●	Update on newly launched distribution deals with well-known consumer brands including Dyson, Philips Norelco, Mr. Coffee, Vitamix, Breville and Cuisinart.

●	Update on collaborative Video Conferencing Capabilities to rival Zoom and address Telemedicine and EdTech Markets.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

InfernoAR: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s InfernoAR platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its ARitize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg” CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.